Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech’s Trinovium Secures Open Compute Project Membership, Advancing Hyperscale Market Access and Commercial Validation for AI Data Center Liquid Cooling

- Milestone an important step in launching Trinovium within the global AI data center ecosystem

- Data center liquid cooling market projected to expand from $4 billion in 2026 to $27 billion by 20331

DUBLIN, Ireland and WILSONVILLE, Ore (June 30, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial stage biotechnology company focused on human diagnostics and the development of innovative solutions addressing unmet clinical and industrial needs, today announced that Trinovium, its recently established subsidiary focused on high-performance liquid cooling solutions for AI data centers, has secured Silver Membership in the Open Compute Project (OCP), providing Trinovium with a platform to directly engage with one of the most influential global ecosystems shaping next-generation data center infrastructure.

This milestone follows Trinity Biotech’s recent launch of Trinovium and represents an important step in launching Trinovium within the global AI infrastructure ecosystem.

The Open Compute Project is a global, collaborative community that brings together leading hyperscale data center operators, semiconductor companies, hardware manufacturers, and technology innovators to develop and standardize next-generation data center infrastructure. OCP membership includes many of the world’s most influential technology companies operating at hyperscale, collectively shaping the design, deployment, and standards that underpin modern cloud and AI infrastructure.

Trinovium’s acceptance as a Silver Member positions Trinity Biotech to actively contribute to emerging standards in data center design - particularly in the rapidly evolving liquid cooling segment driven by increasing compute density and AI workloads.

The Company believes this membership will:

•         Accelerate product development, validation and adoption, through engagement with industry working groups defining next-generation cooling architectures

•         Provide structured pathways for product accreditation, enabling Trinovium’s coolant technologies and monitoring solutions to meet evolving hyperscale specifications

•         Enhance access to hyperscale customers and ecosystem partners, where OCP serves as a key forum for technology evaluation and collaboration

•         Strengthen Trinity Biotech’s credibility as a new entrant focused on applying healthcare-grade fluid science to mission-critical infrastructure

John Gillard, Chief Executive Officer of Trinity Biotech, commented:

“Joining the Open Compute Project marks an important milestone in the development of Trinovium. OCP sits at the center of the global data center innovation ecosystem, and membership provides us with a direct channel to engage with the companies and standards shaping the future of AI infrastructure.

We believe Trinovium’s differentiated approach—leveraging Trinity Biotech’s deep expertise in high-purity fluid formulation, analytical chemistry, and quality control—aligns strongly with the increasing performance and reliability demands of liquid-cooled AI data centers.”

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1https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

Building Momentum in a Multi Billion-Dollar Market

The award of OCP Silver Membership further supports Trinity Biotech’s strategic entry into the rapidly growing liquid cooling market, where rising AI and high-performance computing power densities are accelerating demand for advanced thermal management solutions. According to MarketsandMarkets, the data center liquid cooling market is projected to grow from $4 billion in 2026 to $27 billion by 2033, representing a 31.5% CAGR2.

As previously announced, Trinovium is leveraging Trinity Biotech’s existing US and EU manufacturing capacity, high-purity fluid expertise, and analytical technologies to address liquid cooling performance and reliability requirements in AI and high-performance computing environments. This creates a capital-efficient route into the high-growth liquid cooling market while offering the potential to generate additional operating leverage from existing assets.

The Company believes that participation in OCP will support the development and validation of these solutions within real-world hyperscale environments, accelerating commercialization timelines.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.

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2https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html